UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Summer Infant, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

865646103
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,132,899 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,132,899 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Catapult Partners, Ltd. 98-0499038
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Catapult Operations, L.L.C. 20-5148688
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Operations, L.L.C. 13-4035318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management, L.P. 13-3994985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management GP, L.L.C. 20-5077371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group, L.P. 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,700 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 143,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,599 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,276,599 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 865646103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,599 (See Item 5)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,276,599 (See Item 5)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,276,599 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on March 16, 2007 (the "Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of Common Stock (defined below) of Summer Infant, Inc. (formerly known as KBL Healthcare Acquisition Corp. II) (the "Issuer").

   This Amendment No. 1 amends and restates, as of March 15, 2007, Item 3, Item 5 (including restating the number of shares of Common Stock beneficially owned by Millenco, L.L.C. as of such date) and Item 6. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Summer Infant, Inc., a Delaware Corporation. The address of the Issuer’s offices is 582 Great Road, North Smithfield, Rhode Island 02896. This Schedule 13D relates to the Issuer’s common stock, par value $0.0001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millenco, L.L.C., a Delaware limited liability company (formerly Millenco, L.P., a Delaware limited partnership) ("Millenco") and Catapult Partners, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Catapult Partners"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.

   Catapult Operations, L.L.C., a Delaware limited liability company ("Catapult Operations") is the investment manager of Catapult Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Catapult Partners. Millennium Operations, L.L.C., a Delaware limited liability company ("Millennium Operations") is the managing member of Catapult Operations and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Catapult Operations. Millennium International Management, L.P., a Delaware limited partnership ("Millennium International Management") is the managing member of Millennium Operations and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium Operations. Millennium International Management GP, L.L.C., a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group") is the sole shareholder of Catapult Partners and consequently may be deemed to have voting control and investment discretion over securities owned by Catapult Partners.

   Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the manager of Millenco and the general partner of Integrated Holding Group, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco and deemed to be beneficially owned by Integrated Holding Group, respectively. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Catapult Operations, Millennium Operations, Millennium International Management, Millennium International Management GP, Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Catapult Partners, as the case may be.

   The business address for Millenco, Millennium Operations, Millennium International Management, Millennium International Management GP, Integrated Holding Group, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. The business address for Catapult Partners and Catapult Operations is c/o Catapult Operations, L.L.C., 650 Fifth Avenue, 32nd Floor, New York, New York 10019. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to purchase the Common Stock and warrants ("Warrants") owned by Millenco and the Common Stock and Warrants owned by Catapult Partners in the transactions giving rise to this Schedule 13D was approximately $985,300 and $570,200, respectively, calculated on an average cost basis (excluding brokerage commissions) by account. In some cases, the consideration attributable to the individual constituent parts of the Issuer’s units ("Units") (each Unit consisting of one share of Common Stock and two Warrants) is based on estimates by the Reporting Persons (e.g., this might be necessary in the case that, for example, Common Stock and Warrants were purchased as part of a Unit and when the Unit’s constituent parts became separately traded, a Reporting Person sold such Common Stock and such retained Warrants needed to be valued.) Millenco and Catapult Partners effect purchases of securities primarily through margin accounts maintained for Millenco and Catapult Partners with prime brokers, which may extend margin credit to Millenco and Catapult Partners as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of March 15, 2007, (i) Millenco was the beneficial owner of 61,228 shares of Common Stock and 1,071,671 Warrants and (ii) Catapult Partners was the beneficial owner of 93,700 shares of Common Stock and 50,000 Warrants. Each Warrant, which became exercisable upon the Issuer’s completion of a business combination on March 6, 2007, entitles the holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share.

   Note:  All information reported on this Amendment No. 1 is as of March 15, 2007, unless otherwise specified.

   As of the date hereof, (i) Millenco is the beneficial owner of 61,228 shares of Common Stock and 1,071,671 Warrants and (ii) Catapult Partners is the beneficial owner of 50,000 shares of Common Stock and 50,000 Warrants.

   Catapult Operations, as the investment manager of Catapult Partners, may be deemed to beneficially own securities owned by Catapult Partners. Millennium Operations, as the managing member of Catapult Operations, may be deemed to beneficially own securities deemed to be beneficially owned by Catapult Operations. Millennium International Management, as the managing member of Millennium Operations, may be deemed to beneficially own securities deemed to be beneficially owned by Millennium Operations. Millennium International Management GP, as the general partner of Millennium International Management, may be deemed to beneficially own securities deemed to be beneficially owned by Millennium International Management. Integrated Holding Group, as the sole shareholder of Catapult Partners, may be deemed to beneficially own securities owned by Catapult Partners. Millennium Management, as the manager of Millenco and the general partner of Integrated Holding Group, may be deemed to beneficially own securities beneficially owned by Millenco and deemed to be beneficially owned by Integrated Holding Group, respectively. Mr. Englander, as the managing member of Millennium Management, may be deemed to beneficially own any securities deemed to be beneficially owned by Millennium Management.

   (b)  Millenco may be deemed to hold the sole power to vote and to dispose of the 1,132,899 shares of Common Stock described in (a) above. Catapult Partners, Catapult Operations, Millennium Operations, Millennium International Management, Millennium International Management GP and Integrated Holding Group may be deemed to hold the sole power to vote and to dispose of the 143,700 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold the sole power to vote and to dispose of the 1,276,599 shares of Common Stock described in (a) above, which represents approximately 8.5% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 13,907,892 shares of the Issuer’s Common Stock outstanding as disclosed by the Issuer on its Form 8-K dated March 12, 2007. It should be noted that as of the date hereof, the Reporting Persons may be deemed to beneficially own 8.2% of the Common Stock of the Issuer.

   The foregoing should not be construed in and of itself as an admission by Catapult Operations, Millennium Operations, Millennium International Management, Millennium International Management GP, Integrated Holding Group, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Catapult Partners, as the case may be.

   (c)  Transactions in Common Stock and Warrants during the past 60 days: Schedule A annexed hereto lists all transactions in the Common Stock and Warrants during the past 60 days by the Reporting Persons.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Millenco’s and Catapult Partners’ prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Catapult Partners’ accounts to the extent permitted by debit balances in such account. Millenco and Catapult Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and Catapult Partners (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. Millenco may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of March 21, 2007, by and among Millenco, L.L.C., Catapult Partners, Ltd., Catapult Operations, L.L.C., Millennium Operations, L.L.C., Millennium International Management, L.P., Millennium International Management GP, L.L.C., Integrated Holding Group, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	CATAPULT PARTNERS, LTD. By: Catapult Operations, L.L.C. as investment manager By: /s/ Brian Tierney Name: Brian Tierney Title: Chief Operating Officer
CATAPULT OPERATIONS, L.L.C. By: /s/ Brian Tierney Name: Brian Tierney Title: Chief Operating Officer	MILLENNIUM OPERATIONS, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, L.P. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM INTERNATIONAL MANAGEMENT GP, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Summer Infant, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 21, 2007

MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	CATAPULT PARTNERS, LTD. By: Catapult Operations, L.L.C. as investment manager By: /s/ Brian Tierney Name: Brian Tierney Title: Chief Operating Officer
CATAPULT OPERATIONS, L.L.C. By: /s/ Brian Tierney Name: Brian Tierney Title: Chief Operating Officer	MILLENNIUM OPERATIONS, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT, L.P. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM INTERNATIONAL MANAGEMENT GP, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer	MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
1/31/2007	(50,000)(3)(4)	5.6519
1/31/2007	50,000(1)(3)(4)	0.9
1/31/2007	(100,000)(1)(3)(4)	0.9
2/1/2007	(25,000)(3)(4)	5.64
2/1/2007	100,000(1)(3)(4)	0.88
2/8/2007	5,350(1)(3)	0.98
2/8/2007	(25,000)(1)(3)(4)	0.99
2/16/2007	200,000(3)(4)	5.35
2/16/2007	(125,000)(3)(4)	5.45
2/16/2007	(500)(3)	5.49
3/1/2007	58,500(1)(3)(4)	0.8717
3/2/2007	100,000(2)(4)	5.605
3/5/2007	61,728	5.69438
3/5/2007	50,000(1)(2)(4)	0.9
3/5/2007	658,500(1)(3)(4)	0.8762
3/6/2007	82,500(1)(3)(4)	0.8976
3/14/2007	(300)(2)	5.25
3/15/2007	(6,000)(2)	5.2901
3/16/2007	(20,100)(2)	5.1007
3/19/2007	(3,200)(2)	5.1309
3/20/2007	(20,400)(2)	5.0025

Notes:

(1)  Purchase or sale of Warrants.
(2)  Purchase or sale by Catapult Partners, Ltd.
(3)  Purchase or sale by Millenco, L.L.C.
(4)  Block trade effected with third parties through broker-dealers.